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                           MUNGER, TOLLES & OLSON LLP
                       355 South Grand Avenue, 35th Floor
                          Los Angeles, California 90071


                                October 19, 2004


Ms. Tamara Brightwell
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 05-10
Washington, D.C. 20549-0510

         Re:  KB HOME
              Registration Statement on Form S-4
              Filed on September 23, 2004
              File No. 333-119228

Dear Ms. Brightwell:

On behalf of KB Home (the "Company"), this letter responds to the comment of the staff of the Securities and Exchange Commission contained in your letter dated October 14, 2004 regarding the registration statement listed above.

Exhibit 5.1

1. We note your response to prior comment 5, however, you must opine on the laws of the state governing the indenture (New York). Alternatively, file a new binding obligation opinion that is given by New York counsel.

In response to the staff's comment, we have revised our legal opinion by adding to it the following sentence: "We hereby confirm that this opinion includes the laws of the State of New York." We have enclosed with this letter a revised copy of our legal opinion, redlined to show these changes.

                                      * * *

On behalf of the Company we sincerely hope that this letter appropriately responds to the staff's comment. If you have questions or any further comments, please do not hesitate to contact me at 213-683-9525 or Amanda Schreiber at 213-683-9184.

                                                 Sincerely,

                                                 /s/  MICHAEL J. O'SULLIVAN

                                                 Michael J. O'Sullivan


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Enclosure

cc:      Pamela Long, Assistant Director
         (Securities and Exchange Commission)

         Kimberly N. King
         (KB HOME)

         Amanda L. Schreiber